

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

David Lee
Chief Executive Officer
NewHydrogen, Inc.
27936 Lost Canyon Road, Suite 202
Santa Clarita, CA 91387

> **Re: NewHydrogen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 000-54819**

Dear Mr. Lee:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your Form 10-K to include a revised auditor's report that addresses the following:
    - Ensure the auditors' report is dated as required by AS 3101.10(d) and Rule 2-02(a) of Regulation S-X; and
    - Ensure the auditors' report adequately describes how the critical audit matter was addressed in the audit and refers to the relevant financial statement disclosures that relate to the critical audit matter as required by AS 3101.14(c) and (d). In this regard, it appears stock compensation expense may relate to transactions in addition to stock options.
    We remind you that your amended filing should include updated certifications that are currently dated and refer to the Form 10-K/A.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing